AMERICAN INTERNATIONAL INDUSTRIES, INC.
(OTCBB: “AMIN”)
601 Cien St., Suite 235, Kemah, TX 77565-3077
Tel: (281) 334-9479 Fax: (281) 334-9508
email: amin@americanii.com
www.americanii.com

March 24, 2011

Jonathan Wiggins
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Northeast Street
Washington, D.C.  20549

RE:          American International Industries, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the Periods Ended March 31, June 30, and September 30 2010
File No. 1-33640

Dear Mr. Wiggins:

This letter is in response to the staff’s letter dated March 10, 2011 to American International Industries, Inc., regarding amending our Form 10-K for the year ended December 31, 2009. For your convenience, we have included the amended Form 10-K as part of this correspondence.

Form 10-K for the Year Ended December 31, 2009

Note 14 – Property Dividend Distribution Gain, page 46

1. We note your response to our prior comment 2.  Please amend your Form 10-K for the year ended December 31, 2009, to restate your financial statements for the year ended December 31, 2008, to record the distribution of stock of Hammonds Industries, Inc. based on the recorded amount rather than fair value, in accordance with ASC 845-10-30-10.

RESPONSE:  The Company has reexamined the treatment of the property dividend to be distributed to its shareholders. As a result of our reexamination and the analysis of professional literature related to this issue, we have restated the Consolidated Statements of Operations, the Consolidated Statements of Changes in Stockholder's Equity, and the Consolidated Statements of Cash Flows for the year ended December 31, 2008. Additionally, notes 14, 15, 16, and 18 have been restated. Please note that this change did not effect the Consolidated Balance Sheets, including equity.  The amended Form 10-K is included with this correspondence

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Exchange Act Filing. The SEC Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any further comments or question, please feel free to contact the undersigned at our offices.

Yours truly,
/s/Sherry L. McKinzey
Sherry L. McKinzey, Chief Financial Officer